Exhibit 99.2

FOR IMMEDIATE RELEASE

Steady Production Growth and Surging Revenues Highlights CNOOC
Ltd’s Remarkable Q1 Results

(Hong Kong, April 28, 2008) - CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) is pleased to announce its remarkable results for the first quarter in 2008 today. Within the period, it recorded a net production of 496,753 BOE per day with a year-on-year (YOY) increase of 5.0%. The Company’s unaudited revenue surged 61.8% to RMB 24,034 million.

For the first quarter of 2008, the Company produced 392,722 barrels of crude oil and liquids per day, representing an increase of 3.7% YOY. The Company’s net gas production reached 601 million cubic feet per day, an increase of 9.3% YOY. Benefiting from the good reservoir management and with new projects on stream in 2007, our net production in offshore China increased by 6.3% compared with same period last year.

During the quarter, steady production growth and increased realized oil price attributed to our total unaudited revenue and promoted it to RMB 24,034 million, an increase of 61.8% YOY during the period.

The Company’s realized oil price rose 69.2% to US$88.76 per barrel, generally in line with surging international oil price in Q1. Our average realized gas price were US$3.65 per thousand cubic feet with an increase of 14.3%.

During Q1, the Company's capital expenditure remained flat at RMB 6,099.2 million. As a result of strengthened exploration activities, its exploration expenditure reached RMB 1365 million, a 42.3% YOY increase.

In the period, the Company achieved 4 new discoveries offshore China.

Except Lufeng 7-2, other three discoveries, Weizhou 6-3, Qinhuangdao 35-2 and Wenchang19-1N, were all made by CNOOC Limited independently. During the quarter, the Company also successfully appraised two discoveries, Liuhua 4-1 and Kenli 3-2.

Meanwhile all major projects are progressing smoothly as planned. One of the projects, Weizhou 11-4N commenced production and another Xijiang 23-1, was ready for production in the period.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company commented,” CNOOC Ltd’s first quarter is characterized by steady production growth, strong revenue growth and exciting exploration discoveries. Such impressive results reveal a good start for the year 2008.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com